UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             NuOasis Resorts, Inc.
                                (Name of Issuer)

                          Common Stock $.01 Par Value
                         (Title of Class of Securities)

                                   67057N100
                                 (CUSIP Number)

                          Joseph Monterosso, President
                               Group V Corporation
                                 550 15th Street
                             San Francisco, CA 94103
                                 (415) 575-0222
                  (Name, Address and telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 26, 1998
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of P. P. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.........................................................../__/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See P. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1) Name of Reporting Person :  ..............................Group V Corporation

   I.R.S. Identification Nos. of Above Person.........................95-4176781

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a)      [__] Not Applicable

(b)      [__] Not Applicable.

3) SEC Use Only ................................................................

4)      Source of Funds (See Instructions):...................................OO

5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2
        (d) or 2(e) ..........................................[__]Not Applicable

6)      Citizenship or Place of Organization: ..........................Delaware

Number of Shares Beneficially Owner By Each Reporting Person With:

7)     Sole Voting Power...............................................2,977,100
8)      Shared Voting Power Not Applicable ............................        0
9)      Sole Dispositive Power.........................................2,977,100
10)     Shared Dispositive Power Not Applicable .......................        0
11)     Aggregate Amount Beneficially Owned by Each Reporting Person   2,977,100

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions) ........................................[__]Not Applicable

13)     Percent of Class Represented by Amount in Row (11)...........      6.79%

14)     Type of Reporting Person (See Instructions):....................     CO

ITEM 1. SECURITY AND ISSUER

             Common Stock $.01 par value
             NuOasis Resorts, Inc.
             2 Park Plaza, Suite 470
             Irvine, California 92714

ITEM 2. IDENTITY AND BACKGROUND

(a) The name of the person filing this statement is Group V Corporation("Group V").

(b) The address of the principal business offices of Group V is 550 15th Street, San Francisco, California, 94103.

(c) Group V is a diversified telecommunications company operating in specialized markets. Its wholly owned subsidiaries develop innovative turnkey communications products integrating the latest digital technology and advanced voice and information processing applications; and market propriety value-added telecommunications products to corporations, non-profit organizations, state lottery agencies, and individuals.

(d) During the past five years, neither Group V nor, to the best of its knowledge and belief, any of its officers and directors, have been convicted in a criminal proceeding (except traffic violations or similar misdemeanors).

(e) During the past five years, neither Group V nor, to the best of its knowledge and belief, any of its officers and directors have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to. federal or state securities laws or finding any violation with respect to such laws.

(f)  Group V is a  Delaware  corporation.

ITEM 3. SOURCE  AND  AMOUNT OF FUNDS OR OTHER
     CONSIDERATION.

             The Shares were received as partial payment for Group V's release of the Issuer from liability, if any, arising from any events while Issuer controlled Group V.

ITEM 4. PURPOSE OF TRANSACTION

             Group V as partial payment for Group V's release of the Issuer from liability, if any, arising from any events while Issuer controlled Group V. Group V may make additional purchases of Shares or may dispose of all or a portion of the Shares that are presently owned or hereafter acquired, either in the open market or in private transactions, depending on Group V's evaluation of the Issuer's business, prospects and financial condition, the market for the Shares, other opportunities available to Group V, prospects for Group V's own business, general economic conditions, money and stock market conditions and other future developments and factors that Group V may deem material to its investment decision.

             Except as set forth in this item 4. Neither Group V, nor to the best of its knowledge, any of its executive officers and directors, presently has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Group V has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 2,977,100 Shares, representing approximately 6.79% of the outstanding shares of the Issuer as of February 28, 1998.

(b) Group V has the sole power to vote and dispose of 2,977,100 shares.
(c) The following table sets forth the transactions in the Issuer's Shares since November 26, 1997:



                                  Number of    Aggregate
     Date of       Sale or      Shares (Sold)    Price         Receipt Value or
   Transaction      Receipt        Received    Per Share       (Sales Proceeds)
   -----------      -------        --------    ---------       ----------------
    12/10/97        Receipt       1,440,000
    12/16/97          Sale          (50,000)     0.195                (9,741.67)
    12/17/97          Sale          (10,000)     0.195                (1,941.93)
    12/18/97          Sale          (10,000)     0.190                (1,891.93)
    12/23/97          Sale          (30,000)     0.180                (5,391.82)
    12/26/97          Sale          (20,000)     0.180                (3,591.88)
    12/29/97          Sale          (35,000)     0.175                (6,116.79)
    12/30/97          Sale          (60,000)     0.175               (10,491.65)
     1/14/98          Sale          (35,000)     0.180                (6,291.79)
     1/16/98          Sale         (100,000)     0.180               (17,991.40)
     1/20/98          Sale          (10,000)     0.180                (1,791.94)
     1/23/98          Sale          (10,000)     0.180                (1,791.94)
     1/26/98          Sale          (17,900)     0.175                (3,124.39)
     1/26/98        Receipt       2,160,000
     1/28/98          Sale          (35,000)     0.175                (6,116.79)
     1/29/98          Sale          (50,000)     0.175                (8,741.70)
     1/30/98          Sale         (100,000)     0.180               (17,991.40)
     2/3/98           Sale          (50,000)     0.190                (9,491.68)


(d) To the best of Group V's knowledge, no person has the right to receive or the power to direct the receipt of any dividends from the Shares beneficially owned by Group V.

(e)     Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TOSECURITIES OF THE ISSUER.

             Not Applicable.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

             Not Applicable.





After reasonable Inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: June 10, 1998                         /s/ JOSEPH J. MONTEROSSO
                                            ------------------------------------
                                            JOSEPH J. MONTEROSSO , PRESIDENT
                                            GROUP V CORPORATION
                                            Reporting Person